UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-U: Progress Update
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ironclad Distillery, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Virginia

      Date of organization
      May 22, 2014

Physical address of issuer
124 23rd St., Newport News, VA 23607

Website of issuer
www.ironcladdistillery.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer or other form of compensation, to the intermediary at the conclusion of the Offering.

Type of security offered
Series Seed II Preferred Stock

Target number of Securities to be offered
5,383

Price (or method for determining price)
$9.29

Target offering amount
$50,008.07

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$534,992.52

Deadline to reach the target offering amount
April 22, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

7

	Most recent fiscal year-end (12/31/2017)	**Prior fiscal year-end (12/31/2016)**
Total Assets	$621,257	$131,980
Cash & Cash Equivalents	$221,498	$3,380
Accounts Receivable	$30,312	$7,699
Short-term Debt	$24,964	$20,739
Long-term Debt	$54,929	$0.00
Revenues/Sales	$144,765	$51,535
Cost of Goods Sold	$11,735	$39,525
Taxes Paid	8,236	$0.00
Net Income	-$32,521	-$25,868

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


February 12, 2019

FORM C/A

Up to $534,992.52

Ironclad Distillery, Inc.





Explanatory Note


Ironclad Distillery Inc (the Company) is filing an Amendment to its Form C, which was filed with the Securities and Exchange Commission on February 12, 2019. This Amendment was filed to correct the perk related to the Offering as detailed in the Company Summary (attached hereto as Exhibit B) and Subscription Agreement (attached hereto as Exhibit D).


Series Seed II Preferred Stock


This Form C/A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Ironclad Distillery, Inc., a Virginia Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed II Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,008.07 (the "Minimum Amount") and up to $534,992.52 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $102.19 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, whether direct or indirect, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$102.19	$0.00	$102.19
Aggregate Minimum Offering Amount	$50,008.07	$0.00	$50,008.07
Aggregate Maximum Offering Amount	$534,992.52	$0.00	$534,992.52

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at ironcladdistillery.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is February 12, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) It is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) It is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) It is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) It has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BOSTON PRIVATE BANK AND TRUST CO, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection

with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.ironcladdistillery.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale

of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company
Ironclad Distillery, Inc. (the "Company") is a Virginia Corporation, formed on May 22, 2014.

The Company is located at 124 23rd St., Newport News, VA 23607.

The Company's website is www.ironcladdistillery.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We ferment, distill, age, and bottle bourbon using primarily Virginia-grown grains. We currently sell through several stores owned and operated by the Virginia Alcoholic Beverage Control Authority (the "Virginia ABC") and through the Naval Base Exchange in Virginia Beach, Virginia.

The Business Plan
Since sales began in October 2016, we have sold all available inventory each month. Over the next two years, we are planning to expand distribution of our bourbon across Virginia and into other states. Up to this point, we have had a limited volume of available products, which has inhibited us from expanding beyond our current geographical market. With the new production capacity installed in 2018, we can begin to plan our expansion, partner with distributers, and

identify the products that will be distributed out-of-state. The Company will need to undertake significant distilling and marketing efforts in order to execute the planned expansion.

On average, prior to August 2018, we were placing 87 gallons of distillate in barrels for aging per month. Since then, we have purchased new equipment that has enabled us to place 457 gallons in barrels each month. We would like to continue to increase the amount of distillate we place in barrels each month, however, we need more capital to buy additional barrels, grain, and utilities as the barreled product ages and becomes ready for bottling. Historically, we have relied on 15 gallon barrels because, despite costing the same amount as 30- and 53-gallon barrels, the 15 gallon barrels "age" faster. We generally age our bourbon in 15 gallon barrels for 14 to 16 months. Our plan is to transition to using only 30- and 53- gallon barrels by 2020, thereby reducing our barrel cost substantially and increasing our production rate.

We anticipate that our new production inventory will finish aging and be ready to sell around the beginning of 2020. Older production from our previous equipment will continue to be sold through our existing markets. Our goal is to saturate Virginia ABC stores, gain more shelf space, and gain positions in stores in which we currently do not sell products. In addition, we would like to find a distributor to help us expand into one additional state during 2019 which we view as an opportunity to increase our market presence and expand our brand. In 2020, when we expect to have new product available, we hope to move into other states with the same distributor. However, in order for us to penetrate the remaining Virginia ABC stores, we will need to increase our marketing efforts by hosting tastings in these outlying stores. In order to host the tastings, we will need to hire additional staff to travel to the stores, lodge overnight, and pitch our product. The same will be true of any new state in which we begin to market.

We also plan to expand the tasting room to enable the use of space for larger events. We plan to open the area in the front of the building that is under roof to a seating area for cigar smokers and to add some extra seating areas.

The Offering

Minimum amount/number of shares of Series Seed II Preferred Shares being offered	$50,008.07 / 5,383 shares
Total Shares of Series Seed II Preferred Stock outstanding after Offering (if minimum amount reached)	5,383
Maximum amount/number of shares of Series Seed II Preferred Shares being offered	$534,992.52 / 57,588 shares
Total Series Seed II Preferred Shares outstanding after Offering (if maximum amount reached)	57,588
Purchase price per Security	$9.29
Minimum investment amount per investor	$102.19
Offering deadline	April 22, 2019

Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 30 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We rely on other companies to provide basic ingredients for our products.
We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. We purchase the raw materials used in the distilling of our spirits from a number of domestic and foreign third-party suppliers. Malt is an agricultural product and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers for a particular basic ingredient.

Our bourbon business uses oak barrels to age the bourbon we produce.
We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

We source certain packaging materials, bottles, corks, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

If we are not able to expand our production capacity our business will not be able to grow.
If we raise less than the maximum amount in this Offering, we may not be able to purchase the additional, higher capacity distilling equipment that we need to expand production. If we are not able to expand our production, we will not be able to increase our sales and as a result, our profits and business prospects will suffer.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company may use the proceeds from the Offering for certain unspecified working capital purposes.

Although we have indicated elsewhere in this Form C that we intend to use the proceeds of this Offering for certain designated purposes, the Company has ultimate discretion to use the proceeds as it sees fit and may change the specific use categories or relative amounts to be used in the specified categories. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on all such people.

The Company is dependent on Stephen King, Kara King and Owen King in order to conduct its operations and execute its business plan, however, the Company has only purchased a keyman life insurance policy for Owen King. This policy is a 20 year term life policy for a face value of $500,000. If either Stephen King or Kara King dies or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and

process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are subject to governmental regulations affecting our distillery and tasting rooms.
Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distillery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Additionally, regulation of the distilled spirits industry in Virginia is very strict. For example, limitations on the size of tastings in local distilleries and disproportionate sales charges applied by the Virginia ABC could negatively impact our ability to generate sales and profits.

The craft spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of craft spirits products are somewhat seasonal, with the second quarter historically having lower sales than the rest of the year.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

The development and commercialization of our Ironclad Bourbon is highly competitive.
We face competition with respect to our current bourbon offerings and any other products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide and other local distilleries in Virginia. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved distilled spirits and thus may be better equipped than us to develop and commercialize bourbon related products. We also expect to that we will compete with some of these other companies in the future as we grow and need to

recruit and retain qualified personnel or acquire competitive technologies. Smaller or early stage companies, especially those located in Virginia, may also prove to be significant competitors. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our bourbon products will achieve broader market acceptance and our ability to generate meaningful additional revenues from our existing products.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Series Seed II Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed II Preferred Stock may be transferable under federal securities law under certain circumstances, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed II Preferred Stock. Because the shares Series Seed II Preferred Stock in the Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed II Preferred Stock shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed II Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed II Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own 74.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Virginia law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of preferred stock will be subject to dilution.
Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal,

commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

The Series Seed Preferred Stock is subject to automatic conversion upon the occurrence of certain events. Upon any such conversion, Purchasers will lose their preferences and other rights of being a preferred stockholder.
Upon (a) the closing of the sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (or a qualified offering statement under Regulation A of the Securities Act, as amended), or (b) the date that a majority of the holders of the Series Seed Preferred Stock agree that conversion should occur, all of the outstanding Series Seed Preferred stock will be converted to common stock. Upon any such conversion, you will lose the preferential rights of being a preferred stockholder such as your liquidation preference. A mandatory conversion may occur at a time when the Company's financial well-being is not any different from its current status. In such instance, you would lose all of your preferred protections and if there were a liquidation, you would be less likely to recover your investment amount than if you retained such preferences.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We ferment, distill, age, and bottle bourbon – one batch at a time - using only Virginia-grown grains. Our distillery is located within the 30,000 square-foot S.W. Holt & Co. warehouse built in 1913 and located in Newport News, Virginia. We currently sell through several Virginia ABC stores and through the Naval Base Exchange in Virginia Beach, Virginia.

With proceeds from our last equity crowdfunding raise, we built a tasting room and distillery store within our distillery. The tasting room space includes plush seating, a cozy lounge, and a large tasting bar where customers can order seasonal Ironclad bourbon cocktails. Ironclad built the space with a "rustic-luxe" aesthetic that features tufted leather, worn rugs, vintage chandeliers, exposed brick and concrete, and one farmhouse-worth of reclaimed wood. The

Distillery shop, where customers can purchase a bottle of Ironclad Bourbon, also features bourbon-related goods and historical souvenirs related to the ironclad warships. Purchased items are wrapped in reproduced newspaper headlines from the day after the *Battle of the Ironclads* from the Civil War.

Business Plan

Since sales began in October 2016, we have sold all available inventory each month. Over the next two years, we are planning to expand distribution of our bourbon across Virginia and into other states. Up to this point, we have had a limited volume of available products, which has inhibited us from expanding beyond our current geographical market. With the new production capacity installed in 2018, we can begin to plan our expansion, partner with distributers, and identify the products that will be distributed out-of-state. The Company will need to undertake significant distilling and marketing efforts in order to execute the planned expansion.

On average, prior to August 2018, we were placing 87 gallons of distillate in barrels for aging per month. Since then, we have purchased new equipment that has enabled us to place 457 gallons in barrels each month. We would like to continue to increase the amount of distillate we place in barrels each month, however, we need more capital to buy additional barrels, grain, and utilities as the barreled product ages and becomes ready for bottling. Historically, we have relied on 15 gallon barrels because, despite costing the same amount as 30- and 53-gallon barrels, the 15 gallon barrels "age" faster. We generally age our bourbon in 15 gallon barrels for 14 to 16 months. Our plan is to transition to using only 30- and 53- gallon barrels by 2020, thereby reducing our barrel cost substantially and increasing our production rate.

We anticipate that our new production inventory will finish aging and be ready to sell around the beginning of 2020. Older production from our previous equipment will continue to be sold through our existing markets. Our goal is to saturate Virginia ABC stores, gain more shelf space, and gain positions in stores in which we currently do not sell products. In addition, we would like to find a distributor to help us expand into one additional state during 2019 which we view as an opportunity to increase our market presence and expand our brand. In 2020, when we expect to have new product available, we hope to move into other states with the same distributor. However, in order for us to penetrate the remaining Virginia ABC stores, we will need to increase our marketing efforts by hosting tastings in these outlying stores. In order to host the tastings, we will need to hire additional staff to travel to the stores, lodge overnight, and pitch our product. The same will be true of any new state in which we begin to market.

We also plan to expand the tasting room to enable the use of space for larger events. We plan to open the area in the front of the building that is under roof to a seating area for cigar smokers and to add some extra seating areas.

History of the Business
The company was incorporated in Virginia on May 22, 2014 with the purpose of making and selling great bourbon. As of December 2018, the Company has sold more than 13,000 bottles of its Ironclad Bourbon.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bourbon	Hand crafted, small batch bourbon	Consumers above the age of 21 located in the state of Virginia

Small Batch Bourbon
Ironclad's signature product is our small-batch bourbon whiskey which is made — from grain to bottle — one batch at a time. We ferment, double-distill, age, and bottle our product all under one roof. Ironclad also aims to highlight the best of Virginia by sourcing select grains from a family farm in Charles City. Ironclad's signature small batch bourbon is made from local Virginia corn, wheat, and rye, along with malted barley, and aged in new, American oak charred barrels. Each batch is double distilled in a 500-gallon stainless steel vat utilizing a Scotch bonnet and four-plate column still and generally aged for two summers. The result is a sweet opening and a dry spice pop that's equally suited for drinking straight up or in cocktails.

Unique Bourbons
In addition to our signature small-batch bourbon we also produce several uniquely-flavored bourbons:

- Bourbon finished in coffee casks: Single-barrel-distilled from Virginia corn, wheat, and rye, along with malted barley, then finished for three months in used Missouri white oak barrels that had original flavored espresso beans in Norfolk, Virginia. Only available at the Ironclad Distillery Shop.

- Bourbon finished in maple syrup casks: Featuring Ironclad's signature four-grain bourbon, finished for six months in used barrels that had originally flavored pure maple syrup in Waddington, New York. Only available at the Ironclad Distillery Shop.

- Bourbon finished in honey casks: Featuring Ironclad's signature four-grain bourbon and finished for six months in used barrels that had originally flavored all-natural, pepper-infused honey from Richmond, Virginia. Only available at the Ironclad Distillery Shop.

Straight Bourbon

We also produce a straight bourbon. Similar to our signature small-batch, the straight bourbon uses Virginia corn, wheat, and rye along with malted barley, and is double-distilled in a five hundred gallon steam heated combination still. It is aged for a minimum of two years in new, American white oak barrels, but is sold in a larger 750 ml bottle and has a slightly higher alcohol content than our small-batch counterpart.

We also have the following inventory aging in Ironclad's barrel room:

- 76 15-gallon barrels
- 38 30-gallon barrels
- 4 53-gallon barrels

Competition

The Company's primary competitors are other small-batch, hand-crafted bourbon distillers.

There are several notable bourbon producers in the U.S., and Ironclad Distillery directly competes with several Virginia-based distillers that also sell their small-batch bourbon at Virginia ABC stores. The Company is the only distillery in Newport News, Virginia.

We utilize local history to promote our product since our distillery is within viewing distance from the site of the historic Battle of the Ironclads from the U.S. Civil War. The distillery's name comes from the historic Civil War battle that was the first combat between ironclad warships — the USS Monitor and the CSS Virginia. We believe we are priced competitively with other high-end bourbons so as not to be confused with bottom-shelf products.

Supply Chain and Customer Base

Three of our four grains, corn, wheat and rye, are sourced locally from one of the largest growers in Virginia. This family-owned grower has invested $50,000 in a hammer mill to grind our grains as well as totes that each hold 2,000 pounds of grain that we use to transport grain back and forth from his nearby farm. Our malted barley comes from a supplier in North Carolina that sources primarily from North America.

We primarily sell through Virginia ABC retail stores and our Distillery Stores. Since October 2016, we have sold more than 13,000 bottles. Each 375ml bottle of Ironclad Bourbon retails for $38.69.

We also generate revenue from branded merchandise sales (e.g. hats and t-shirts), barrel sales, private events, and tastings.

Intellectual Property and Research and Development

Licenses

Licensor	Licensee	Description of Rights Granted
Alcohol and Tobacco Tax and Trade Bureau	DSP-VA-20023	**DSP** - Basic Permit for the production, distillation, storage and sale of beverage alcohol.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
124 23rd St. Newport News, Virginia 23607	Our building is owned by, and leased from, BKO LLC, which is owned by Carol King, wife of Stephen King	30,000 square-foot building with three floors. Brick and concrete construction.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Virginia ABC, and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other
The Company's principal address is 124 23rd St., Newport News, VA 23607

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Product Marketing	41.43%	$20,718.68	41.43%	$221,651.00
Working Capital	34.02%	$17,012.33	34.02%	$182,000.00
Contingencies, Tasting Room Upgrade/Expansion	24.55%	$12,277.06	24.55%	$131,341.52
Total	**100.00%**	**$50,008.07**	**100.00%**	**$534,992.52**

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees, whether direct or indirect, in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. If using the proceeds as listed above is no longer a viable business strategy, we may change the use of proceeds at the discretion of our board.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Stephen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, May 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President - responsible for managing financials, helping with distilling, planning, sales, bottling, and other operational duties.

Education
BS, Economics, University of Missouri; MBA, University of Maryland; Masters course work in accounting at University of Pittsburgh; Dale Carnegie Leadership Training

---

Name
Kara King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CMO, December 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
December 2014 to present: Marketing, company social media, build-out planning, bottling, cleaning, sales, bartending

Education
BA Journalism, American University of Paris

Name
Owen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO, May 22, 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
May 2014 to present: Bourbon production, bottling, cleaning, bartending

Education
BS, Communication, Millersville University

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Stephen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, May 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President - responsible for managing financials, helping with distilling, planning, sales, bottling, and other operational duties.

Education
BS, Economics, University of Missouri; MBA, University of Maryland; Masters course work in accounting at University of Pittsburgh; Dale Carnegie Leadership Training

---

Name
Kara King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CMO, December 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
December 2014 to Present: Marketing, company social media, build-out planning, bottling, cleaning, sales, bartending

Education
BA Journalism, American University of Paris

Name
Owen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO, May 22, 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
May 2014 to Present: Bourbon production, bottling, cleaning, bartending

Education
BS, Communication, Millersville University

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional Securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 7 full-time equivalent employees in Virginia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	200,000*
Voting Rights	One vote per shareholder
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Securities being issued pursuant to Regulation CF	n/a
Percentage ownership of the company by the holders of such Securities prior to the Offering	74.3%

*This number reflects a 100 to 1 forward split completed on June 22, 2017

Type of security	Series Seed I Preferred Stock
Amount outstanding	69,191
Voting Rights	One vote per shareholder
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Securities being issued pursuant to Regulation CF	n/a
Percentage ownership of the company by the holders of such Securities prior to the Offering	25.7%

The Company has the following debt outstanding:

Type of debt	Accounts Payable
Name of creditor	Multiple Vendors
Amount outstanding	$21,271.05
Interest rate and payment schedule	n/a
Amortization schedule	n/a
Describe any collateral or security	n/a

Maturity date	n/a
Other material terms	Accounts Payable is an interest-free operating debt that has no defined maturity date

Type of debt	Equipment Lease
Name of creditor	Boston Capital Leasing
Amount outstanding	$61,885
Interest rate and payment schedule	Monthly payments of $1,509.39
Describe any collateral or security	Equipment (Whiskey Still)
Maturity date	November 2020
Other material terms	Company has the option to purchase the whiskey still at the end of the term for $1.00

Type of debt	Promissory Note
Name of creditor	BB&T
Amount outstanding	$9,891.62
Interest rate and payment schedule	6.65% interest rate, monthly payments of $554.20
Describe any collateral or security	All inventory, equipment, accounts (receivables), chattel paper, instruments (including but not limited to promissory notes), letter-of-credit rights, letters of credit, documents, deposit accounts, investment property, money, other rights to payment and performance, and general intangibles; together with all insurance policies and refunds, all good will, all records and data and embedded software, all equipment, inventory, and software to utilize, create, maintain, and process any records and data on electronic media, and all supporting obligations relating to the foregoing property
Maturity date	September 6, 2020
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number of Units Sold	Amount of Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Equity (Series Seed I Preferred Stock)	69,191	$449,741.50	Tasting room buildout and the purchase of new, more efficient, and higher capacity distilling equipment	June 30, 2017	Regulation Crowdfunding (CF)

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $2,500,784.39.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The company is primarily owned by three stockholders - Stephen King (25.26%), Owen King (24.52%), Kara King (24.52%)

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Stephen King	25.26%
Owen King	24.52%
Kara King	24.52%

Following the Offering, the Purchasers will own 1.96% of the Company if the Minimum Amount is raised and 20.97% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flow. With proceeds from this Offering, we hope to increase production volume by purchasing additional supplies, increase marketing, and expand distribution. Additionally, we plan to upgrade our tasting room to enable the hosting of larger events as well as add outdoor seating areas.

The Company currently requires approximately $13,000.00 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the Offering are necessary to the operations of the Company. The Offering will enable us to increase production, allocate additional resources to marketing, and expand distribution

The Company will not require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company does not have any additional sources of capital other than the proceeds from the Offering and on-going revenues from operations.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past two years:
Bottling line, forklift, fermenters, electrical upgrades, codes compliance, mixers, furniture, mash tun, cooker, plumbing, electrical upgrades, new bathroom, bar, fixtures, and steam boiler.

The Company intends to make the following material capital expenditures in the future:
Expand the tasting room by moving one wall, add additional HVAC, build out outdoor seating area, and minor electrical upgrades.

We are leasing our still for a period of five years with a $1 buyout at the end. The monthly lease payment is $1,755.

Material Changes and Other Information
Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 57,588 shares of Series Seed II Preferred Stock for up to $534,992.52. The Company is attempting to raise a minimum amount of $50,008.07 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in

an amount totaling the Minimum Amount by April 22, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $534,992.52 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities $9.29 per share and was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $102.19.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation
The issuer will not owe a commission, or any other form of compensation, to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Series Seed II Preferred Stock
The Company is offering Series Seed II Preferred Stock using basic crowd sourced form documents that are available at www.seriesseed.com. The terms of the Series Seed II Preferred Stock are consistent with the forms available at www.seriesseed.com except as specified in the term sheet for this Offering which is attached as Exhibit C to this Form C. Please review carefully the form documents available at www.seriesseed.com.

Voting and Other Rights
Holders of Series Seed II Preferred Stock of the Company will vote together with the holders of Common Stock and Series Seed I Preferred Stock on all matters coming before the stockholders on an as converted basis, which means that each share of Series Seed II Preferred Stock will initially equate to one vote. Approval of a majority of the Series Seed II Preferred Stock is required to (i) adversely change rights of the Series Seed II Preferred Stock; (ii) authorize a new series of Preferred Stock having rights senior to the Series Seed II Preferred Stock; (iii) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (iv) declare or pay any dividend; or (v) liquidate or dissolve, including any change of control.

Proxy Granted to MicroVenture Marketplace Inc.
Each Purchaser will appoint MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed II Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and MicroVenture Marketplace Inc.

Liquidation Preference
If the Company is liquidated (including a sale of the Company that is deemed a liquidation) each holder of Series Seed II Preferred Stock, together with holders of Series Seed I Preferred Stock, will receive one times the original purchase price plus declared but unpaid dividends, if any, on each share of Series Seed II Preferred Stock with the balance of proceeds being paid to the holders of Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation. Holders of Series Seed II Preferred Stock will have the opportunity to convert to common stock immediately prior to a liquidation if they choose to do so.

Conversion
Each share of Series Seed II Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Documentation
Documents governing the Series Seed II Preferred Stock will be identical to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet that is attached as Exhibit C to this Form C.

Financial Information
Purchasers who have invested at least $50,000 will be considered Major Purchasers and will receive standard information and inspection rights.

Future Rights
The Series Seed II Preferred Stockholders will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms) upon the consummation of the next Preferred Stock financing of the Company.

Participation Rights
Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

Other Rights
All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and nonassessable.

Voting and Control
The Securities have the following voting rights: one vote per share

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Holders of Common Stock, Series Seed I Preferred Stock, and Series Seed II Preferred Stock; provided, however, that the Proxy Holder is the only person that has the right to vote the Series Seed and Series Seed II Preferred Stock.
Appointment of the Officers of the Company	The Board of Directors of the Company

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the

equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed II Preferred Stock.

TAX MATTERS
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Rent

Related Person/Entity	Carol King - Stephen's wife, Owen and Kara's mother
Relationship to the Company	none
Total amount of money involved	$750.00
Benefits or compensation received by related person	rental income
Benefits or compensation received by Company	operating space
Description of the transaction	Rental payments made to BKO LLC, owner of our building, which is owned by Carol King

Current Interest in Property

Related Person/Entity	Carol King - Stephen's wife, Owen and Kara's mother
Relationship to the Company	none
Total amount of money involved	$750.00
Benefits or compensation received by related person	rental income
Benefits or compensation received by Company	none
Description of the transaction	Our building is owned by BKO LLC which is owned by Carol King

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company may enter into loan transactions or other capital raising transactions simultaneous with this Offering and the Company may engage in increased advertising and marketing activities in order to promote this Offering.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Stephen King
(Signature)

Stephen King
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Stephen King
(Signature)

Stephen King
(Name)

President
(Title)

02/12/2019
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Series Seed II Offering Term Sheet
Exhibit D	Subscription Agreement
Exhibit E	Amended and Restated Charter
Exhibit F	Video Transcript

EXHIBIT A
Financial Statements

IRONCLAD DISTILLERY, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017

February 8, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ironclad Distillery, Inc.
Newport News, VA

We have reviewed the accompanying financial statements of Ironclad Distillery, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 8, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

IRONCLAD DISTILLERY, INC
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash	$	221,498
Accounts Receivable		30,312
Inventory		18,626
TOTAL CURRENT ASSETS		270,436
NON-CURRENT ASSETS		
Aging Inventory		125,425
Property, Plant & Equipment, Net		138,391
Lease Asset, Net		54,930
Intangible Assets, Net		32,076
TOTAL NON-CURRENT ASSETS		350,821
TOTAL ASSETS		621,257

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		24,462
Tax Payable		502
TOTAL CURRENT LIABILITIES		24,964
NON-CURRENT LIABILITIES		
Leased Liability, Net		54,929
TOTAL LIABILITIES		79,893
SHAREHOLDERS' EQUITY		
Common Stock (500,000 shares authorized; 200,000 issued; no par value)		2,000
Preferred Stock (75,000 shares authorized; 69,191 issued; no par value)		449,744
Additional Paid in Capital		152,724
Retained Earnings (Deficit)		(63,104)
TOTAL SHAREHOLDERS' EQUITY		541,363
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	621,257

Reviewed- See accompanying notes.

IRONCLAD DISTILLERY, INC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Operating Income		
Sales	$	144,765
Cost of Goods Sold		11,735
Gross Profit		133,030
Operating Expense		
Professional Services		35,060
General & Administrative		30,997
Advertisement		18,005
Auto		14,283
Depreciation		14,631
Repair & Maintenance		9,669
Rent		9,000
Insurance		8,223
Equipment Rental		5,775
Equipment Purchases		576
Amortization		406
		146,625
Net Income from Operations		(13,595)
Other Income (Expense)		
Interest Income		450
State and Local Tax		(8,236)
Interest Expense		(11,140)
Net Income	$	(32,521)

IRONCLAD DISTILLERY, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(32,521)
Change In Accounts Receivable		(22,613)
Change In Inventory		(72,519)
Change In Depreciation		14,631
Change In Amortization		406
Change In Accounts Payable		4,656
Change in Tax Payable		(431)
Net Cash Flows From Operating Activities		(108,390)
Cash Flows From Investing Activities		
Change in Building Improvements		(96,799)
Change in Intangible Assets		(32,482)
Change in Leased Asset		(2,388)
Net Cash Flows From Investing Activities		(131,669)
Cash Flows From Financing Activities		
Change in Loans		(41,900)
Change in Preferred Stock		449,744
Change in Additional Paid in Capital		47,946
Change in Leased Liability		2,388
Net Cash Flows From Investing Activities		458,177
Cash at Beginning of Period		3,380
Net Increase (Decrease) In Cash		218,117
Cash at End of Period	$	221,498

IRONCLAD DISTILLERY, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Beginning Equity	$	(30,583)
Change in Common Stock		2,000
Change in Preferred Stock		449,744
Change in Additional Paid In Capital		152,724
Change in Retained Earnings		(32,521)
Ending Equity	$	541,363

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Ironclad Distillery, Inc. ("the Company") is a corporation organized under the laws of Virginia. The Company operates a distillery that produces a variety of alcoholic beverages.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern through February 8, 2020 (one year after the date that the financial statements are available to be issued). The Company sustained a net loss in 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. Management will reduce production in order to limit barrel and grain expense. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of a new enterprise, including, but not limited to, cost technological innovation, protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates were not used in the preparation of this review.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is stated net of taxes collected by the Company on behalf of governmental entities.

Fixed Assets

The Company capitalizes assets with an expected useful five years or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

The Company rents a portion of its equipment under a non-cancellable capital lease. The lease will expire in 2021. Future minimum payments of $1,509.39 are due every month with an option to purchase the equipment at the end of the lease for $1.00.

Preferred Stock

The Company has authorized a class of stock known as "preferred stock." There are no voting rights associated with these shares and any future dividends payments to the shareholders are at the discretion of management.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in October of 2019 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are $750 per month.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain

position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during fiscal years 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2017, will remain subject to review by the Internal Revenue Service until 2021, respectively.

The Company is subject to income tax filing requirements in the State of Virginia. The Company's tax filings in the State of Virginia for 2017 remain subject to review by that State until 2021.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual

reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 **-** Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach **-** Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach **-** Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company has a single customer whose purchases account for the vast majority of the Company's sales. This may subject the company to risk should there be a decline in the customer's future orders.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 8, 2019, the date that the financial statements were available to be issued.



IRONCLAD DISTILLERY, INC.

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016 and 2015

Bauer & Company, LLC
www.bauerandcompany.com



BAUER
& COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
Ironclad Distillery, Inc.:

We have reviewed the accompanying financial statements of Ironclad Distillery, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
June 29, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

Ironclad Distillery, Inc.
Balance Sheets
December 31, 2016 and 2015
(unaudited)

	2016	2015
Assets		
Current assets		
Cash and cash equivalents	$ 3,380	$ 1,776
Accounts receivable, net	7,699	-
Inventory	79,676	28,667
Current assets	90,755	30,443
Property and equipment, net	41,225	37,592
Total assets	$ 131,980	$ 68,035
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 20,739	$ 11,277
Total current liabilities	20,739	11,277
Grants payable	18,000	18,000
Total liabilities	38,739	29,277
Stockholder's Equity		
Common stock, no par value; 5,000 shares authorized, 2,000 shares issued and outstanding as of December 31, 2016 and 2015, respectively	-	-
Additional paid-in capital	148,678	68,327
Accumulated deficit	(55,437)	(29,569)
Total stockholder's equity	93,241	38,758
Total liabilities and stockholder's equity	$ 131,980	$ 68,035

See accompanying notes to the financial statements and the independent accountants' review report.

Ironclad Distillery, Inc.
Statements of Operations
For the Years Ended December 31, 2016 and 2015
(unaudited)

		2016		2015
Revenues	$	51,535	$	420
Cost of revenues		39,525		-
Gross margin		12,010		420
Operating expenses				
Depreciation		3,647		1,634
Rent and occupancy		9,000		6,000
Tools and supplies		-		10,300
Insurance		4,257		-
Licenses and taxes		4,310		920
Advertising and other		2,579		3,199
Automobile		2,608		117
General and administrative		9,653		4,569
Total operating expenses		36,054		26,739
Loss from operations		(24,044)		(26,319)
Other expense (income)				
Interest expense		1,825		-
Other income		(1)		-
Total other expense (income), net		1,824		-
Loss before income taxes		(25,868)		(26,319)
Income tax expense		-		-
Net loss	$	(25,868)	$	(26,319)

See accompanying notes to the financial statements and the independent accountants' review report.

Ironclad Distillery, Inc.
Statements of Stockholders' Equity (Deficit)
For the Years Ended December 31, 2016 and 2015
(unaudited)

	Common stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances at December 31, 2014	-	$ -	$ -	$ (3,250)	$ (3,250)
Issuance of common stock	2,000	-	2,000	-	2,000
Stockholder contributions	-	-	66,327	-	66,327
Net loss	-	-	-	(26,319)	(26,319)
Balances at December 31, 2015	2,000	$ -	$ 68,327	$ (29,569)	$ 38,758
Stockholder contributions	-	-	80,351	-	80,351
Net loss	-	-	-	(25,868)	(25,868)
Balances at December 31, 2016	2,000	$ -	$ 148,678	$ (55,437)	$ 93,241

See accompanying notes to the financial statements and the independent accountants' review report.

Ironclad Distillery, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Cash flows from operating activities:		
Net loss	$ (25,868)	$ (26,319)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	3,647	1,634
Changes in operating assets and liabilities:		
Accounts receivable	(7,699)	-
Inventory	(51,009)	(28,667)
Accounts payable and accrued expenses	9,462	8,027
Net cash used in operating activities	(71,467)	(45,325)
Cash flows from investing activities:		
Purchase of property and equipment	(7,280)	(39,226)
Net cash used in investing activities	(7,280)	(39,226)
Cash flows from financing activities:		
Proceeds from grants	-	18,000
Stockholder contributions	80,351	66,327
Issuance of common stock	-	2,000
Net cash provided by financing activities	80,351	86,327
Net increase in cash	1,604	1,776
Cash and cash equivalents at beginning of year	1,776	-
Cash and cash equivalents at end of year	$ 3,380	$ 1,776
Supplemental disclosure of cash flow information:		
Interest paid during the year	$ -	$ -
Income taxes paid during the year	$ -	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

Ironclad Distillery, Inc. (the "Company"), a Virginia corporation, commenced operations in May 2014.

The Company is a craft distillery that owns a distillery in Newport News, Virginia, where it makes and sells branded distilled whiskey products. The Company's principal product is bourbon whiskey. The Company started production in 2015 at its original location.

Note 2 – Liquidity and Capital Resources

The Company has experienced net losses during the years ended December 31, 2016 and 2015. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company has historically funded its operations through equity financing. The Company's ability to continue to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the opportunities it provides to businesses. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current presentation.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Note 3 - Significant Accounting Policies (continued)

Property and equipment
Property and equipment consist principally of machinery and equipment, furniture and fixtures and leasehold improvements. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from three to fifteen years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long lived assets, the Company evaluates the probability that future undiscounted cash flows, without interest charges, will be less than the carrying amount of the assets.

Revenue recognition
Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise.

Cost of revenues
Cost of revenues consists of the cost of the product, inbound freight charges, purchasing and receiving costs, merchandise handling and storage costs and internal transfer costs.

Marketing costs
The Company expenses marketing costs as incurred.

Income taxes
The Company has elected to be taxed as an S-Corp for U.S. federal income tax purposes. As such, the Company does not pay U.S. federal corporate income taxes on its taxable income. Instead, the members are liable for individual U.S. federal income taxes on their respective shares of taxable net income.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

The Company is subject to tax examinations relating to federal and state tax returns back to the Company's inception in 2014.

Note 3 - Significant Accounting Policies (continued)

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable are generally unsecured.

The amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and accrued payroll are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. The notes payable charge interest at fixed rates; however, the balances as of December 31, 2016 and 2015 approximate fair value due to the proximity of the agreements to the balance sheet date.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2016 and 2015:

	2016	2015
Machinery and equipment	$ 7,518	$ 7,518
Furniture and fixtures	7,580	300
Leasehold improvements	31,408	31,408
Subtotal	46,506	39,226
Less accumulated depreciation	(5,281)	(1,634)
Total	$ 41,225	$ 37,592

Depreciation expense for the years ended December 31, 2016 and 2015 was $3,647 and $1,634, respectively.

Note 5 –Grants Payable

In September 2015, the Company entered into a performance agreement with the Economic Development Authority (the "Authority") of Newport News, Virginia. The Authority was awarded a grant of $18,000 from the Governor's Agriculture & Forestry Industries Development Fund for the purpose of inducing the Company to expand and improve an agriculture and/or forestry processing facility using Virginia-grown products in the city of Newport News, Virginia. In order to receive the funds, the Company must meet the criteria in the performance agreement by October 31, 2018 (the "Performance Date"). If the Authority determines the Company cannot meet the Performance Date, the grant must be repaid. The outstanding balance is $18,000 at December 31, 2016 and 2015.

Note 6 - Capital Stock

As of December 31, 2016, the Company has authorized the issuance of 5,000 shares of capital stock with no par value. The total number of shares of common stock the Company is authorized to issue is 5,000.

Note 7 - Commitments and Contingencies

Lease arrangements
The Company leases distillery and office space under non-cancelable operating leases expiring in September 2019 from a company owned by a stockholder. Rent expense on the Company's operating leases was approximately $9,000 and $6,000 for the years ended December 13, 2016 and 2015, respectively.

Future minimum lease payments under these leases as of December 31, 2016 are as follows:

2017	$	9,000
2018		9,000
2019		6,750
	$	24,750

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 8 – Related Party Transactions

The Company leases distillery and office space under non-cancelable operating lease expiring in September 2019 from a company owned by a stockholder. Rent expense on the Company's operating lease was approximately $9,000 and $6,000 for the years ended December 13, 2016 and 2015, respectively. The Company also has related party payables to a company owned by a stockholder in the amounts of $20,739 and $11,277, respectively.

Note 9 - Subsequent Events

On June 27, 2017, the Company revoked its S-Corp status for U.S. federal income tax purposes.

On June 22, 2017, the Company amended its Articles of Incorporation. The Company increased the authorized number of common shares from 5,000 to 500,000 shares of common stock, with no par value. Further, the Company approved a stock-split of 100 shares of common stock per original issuance of common stock. Thus, the 2,000 shares of common stock outstanding as of December 31, 2016 are changed into and become 100 common shares for each share, for a total of 200,000 shares outstanding.

Note 9 - Subsequent Events

On May 18, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $450,008 of financial interests through a revenue promissory agreement to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

Management of the Company has evaluated subsequent events through June 29, 2017, the date the financial statements were available to be issued.

EXHIBIT B

Company Summary



Company: Ironclad Distillery Inc.

Market: Craft Distilling

Product: Bourbon made from local Virginia corn and grains, along with malted barley, and aged in new, American oak charred barrels

Company Highlights

- 2017 American Distilling Institute Award winner (Bronze Medal – Bourbon Category)[i]
- Opened a tasting room and distillery shop in March 2018 using proceeds from its first equity crowdfunding raise
- In 2018, generated $264,591 in total revenue, up 82.75% year-over-year
- More than 2,700 gallons of bourbon currently aging in its barrel room, expected to be released starting in early 2020

PERK

Investors that purchase the first Sixteen Thousand, One Hundred Forty Six (16,146) shares of Series Seed II Preferred Stock and thereby fund the first One Hundred Fifty Thousand Dollars ($150,000) will benefit from a twenty-five percent (25%) discount and pay a purchase price of Six Dollars and Ninety Seven Cents ($6.97) per share.

COMPANY SUMMARY

Opportunity

Over the past several years, there has been a shift in U.S. adult beverage drinking habits from beer towards spirits. American whiskey, in particular, has been a key driver of that growth.[ii] Additionally, local distilleries have helped fuel the trend, generating $3.7 billion in 2017, up 29.9% year-over-year. In 2017, total investment in the craft spirit companies reached $593 million, up 49% from the $398 million invested in 2016.[iii]

Ironclad Distillery has been making authentic small-batch bourbon whiskey since it began production of its first bourbon in 2015. The distillery's name comes from the historic Civil War battle that was the first combat between ironclad warships—the USS *Monitor* and the CSS *Virginia*—which took place within sight of the distillery.

In June 2017, Ironclad Distillery successfully raised roughly $450,000 in its first equity crowdfunding campaign through MicroVentures' funding portal First Democracy VC. With proceeds from that offering, the Ironclad team built a tasting room and distillery store within its 30,000 square-foot warehouse, acquired new equipment to expand its production capabilities, and released several limited-quantity bourbons. The company has more than 2,700 gallons of bourbon currently aging in its barrel room. In 2019, the company plans to expand its distribution, market its product on a broader scale across Virginia and into new states and purchase additional materials so it can keep its production chain moving.

Product

Small-Batch Bourbon
Ironclad's signature product is its small-batch bourbon whiskey which is made – from grain to bottle – one batch at a time.



Ironclad seeks to bring together tradition, innovation, and design to make its bourbon. With respect to tradition, Ironclad ferments, double-distills, ages, and bottles all under one roof. Ironclad also aims to highlight the best of Virginia by sourcing select grains from a family farm in Charles City. Ironclad's signature small-batch bourbon is made from local Virginia corn, wheat, and rye, along with malted barley, and aged in new, American oak charred barrels. It is characterized by the brackish air from Virginia's James River and balanced with the sweet caramelized oak sap from small barrels. Each batch is double distilled in a 500-gallon stainless steel vat utilizing a Scotch bonnet and four-plate column still and aged for two summers. The result is a sweet opening and a dry spice pop that's equally suited for drinking straight up or in cocktails.




Ironclad's hand-dipped, goldenrod yellow wax seal, along with its bold font, is specifically designed to catch the eyes of customers as they peruse the liquor shelf. The necker features handwritten batch notes – a nod to the bourbon's handcrafted origin. The flip side features a printed copy of a newspaper headline from the day after the 1862 Civil War maritime battle with a grainy image of the ironclad CSS *Virginia/Merrimac*. Peeling the bottle label away uncovers the original blueprint of the ironclad USS *Monitor*, which was permitted for use by The Mariners' Museum and Park in Newport News, Virginia.





Unique Bourbons


IRONCLAD

Bourbon
Finished in Coffee Casks
125 PROOF / 375mL

Single-barrel-distilled from Virginia corn, wheat, and rye, along with malted barley, then finished for three months in used Missouri white oak barrels that originally flavored espresso beans in Norfolk, Virginia. Aroma has notes of chocolate from the coffee beans and an aromatic spice. Bottled at cask strength yet finishes smooth. Limited quantities. Only available at the Ironclad Distillery Shop.


IRONCLAD

Bourbon
Finished in Maple Syrup Casks
94 PROOF / 375mL

Featuring Ironclad's signature four-grain bourbon, finished for six months in used barrels that originally flavored pure maple syrup in Waddington, New York. The maple syrup imparts a subtle sweetness, with toasted wood and baking spice notes. Limited quantities. Only available at the Ironclad Distillery Shop but soon to be available in Virginia ABC stores.


IRONCLAD

Bourbon
Finished in Honey Casks
96 PROOF / 375mL

Featuring Ironclad's signature four-grain bourbon and finished for six months in used barrels that originally flavored all-natural, pepper-infused honey from Richmond, Virginia. This unique bourbon has notes of fruity spice followed by a honey sweetness to mellow the chili heat. Limited quantities. Only available at the Ironclad Distillery Shop.

Barrel Partners

To produce its unique finished bourbons, Ironclad has partnered with family-owned businesses in Virginia and New York to supply its barrels:

- **Coffee Casks:** Vessel Craft Coffee (Norfolk, Virginia)
- **Maple Syrup Casks:** Sweeter Creations Sugar House (Waddington, New York)
- **Honey Casks:** AR's Hot Southern Honey (Richmond, Virginia)


IRONCLAD


IRONCLAD


IRONCLAD

Straight Bourbon



Ironclad also produces a straight bourbon. Similar to its signature small-batch bourbon, the straight bourbon uses Virginia corn, wheat, and rye along with malted barley, and is double-distilled in a five-hundred-gallon steam heated combination still. It is aged for a minimum of two years in new, American white oak barrels. The bourbon is sold in a larger bottle (750mL) and has a slightly higher alcohol content (95 PROOF) than its small-batch counterpart.

BarrelTag

Virgin (unused) oak barrels are responsible for giving bourbon its color and unique flavor. Unfortunately, after aging bourbon for months or years, these barrels cannot be used again to make bourbon, though they can be resold for other uses. That's why each barrel used by Ironclad is given a unique number or BarrelTag. When the barrel is emptied, Ironclad writes this ID on each bottle filled using that barrel. Purchasers can then register on the Ironclad website to track that barrel to see whether it ends up in a brewery, is used to age other spirits like rum, scotch, or even becomes an eclectic piece of furniture in someone's house.



Find your unique BarrelTag code on our bottle neck label and register it below:

Name *

First Name   Last Name

Email Address *

BarrelTag Code *

Register

Tasting Room and Distillery Shop



Ironclad Distillery is located within the longstanding S.W. Holt & Co. warehouse, which was built in 1913. The warehouse is family-owned and totals 30,000 square feet. With proceeds from its last equity crowdfunding raise, Ironclad built a tasting room and distillery store within the space. The tasting room space includes plush seating, a cozy lounge, and a large tasting bar where customers can order seasonal and traditional bourbon cocktails. Ironclad built the space with a “rustic-luxe” aesthetic that features tufted leather, warm rugs, vintage chandeliers, exposed brick and concrete, and a farmhouse-worth of reclaimed wood.

Additional details seek to please both discerning bourbon fans and history enthusiasts. The wall beside the tasting bar is lined with historical photographs, including various ironclad ships from the *Monitor* to the *Albemarle*. The Distillery shop, where customers can purchase Ironclad’s entire line of bourbon products, also features bourbon-related goods and historical souvenirs related to the ironclad warships. Purchased items are wrapped in reproduced newspaper headlines from the day after the *Battle of the Ironclads* from the Civil War. A piece of artwork showcased at the entrance features a quote taken from one of the many letters written home by a sailor onboard the Civil War’s USS *Monitor*.


N, NEWS


At twelve the whistle sounds again
and Grog and Dinner is the order.
The Grog is whiskey, and they give
a Gil cup twice each day, and it is
equal to a good stiff horn each time.


IRONCLAD
BOURBON BARREL-AGED
IRONCLAD
Ironclad Bourbon Barrel-Aged Maple Syrup
In the beautiful farm country of Upstate New York, sugarmakers Michael and Debra Kenny are the custodians of 180 sugar maples which they tap to make their pure maple syrup on site. It's seriously good. But it becomes even more delicious after they've aged their syrup for three months inside our used bourbon barrels. Try it on ribs, in a vinaigrette, mixed in an Old-Fashioned or, of course, on pancakes.
BOURBON BARREL-AGED
IRONCLAD
NEW YORK MAPLE SYRUP

Ironclad also hosts various private events, release parties, and tastings at its tasting room. This includes unique events such as its first annual "Nog-Off," which was hosted this past December, where visitors got to taste and vote for their favorite eggnogs, made by Ironclad staff. Proceeds were donated to the winner's charity of choice. The company also hosted its *Hot! Bourbon, Bees & Breasts: Fried Chicken Festival* in November.


NOMARAMA PRESENTS ...
HOT
BOURBON
BEES
& BREASTS
A FRIED CHICKEN FESTIVAL
IRONCLAD
HOT SOUTHERN HONEY
FINISHED BOURBON
AR'S
BOURBON BARREL-AGED
HOT SOUTHERN HONEY


FIRST ANNUAL NOG-OFF
IRONCLAD DISTILLERY

Use of Proceeds and Product Roadmap

Ironclad is looking to market its product on a broader scale across Virginia and into new states, as well as raise additional working capital to purchase materials to keep its production chain moving. Additionally, the company hopes to be able to expand the tasting room to enable the use of space for larger events. The company plans to open the area in the front of the building that is under roof to a seating area for cigar smokers and to add some extra seating areas.



Over the next two years, Ironclad is planning to expand distribution of its bourbon across Virginia and into other states. Up to this point, the distillery has had limited volume available to expand much beyond Virginia. With new production capacity, Ironclad will seek to expand within Virginia and begin out-of-state distribution.

Since August 2018, after having acquired new equipment, Ironclad has been putting 457 gallons of bourbon in barrels each month. However, the distillery now needs capital to buy additional barrels, grain, and utilities as the barreled product ages and becomes ready for bottling. Historically, Ironclad has primarily relied on 15-gallon barrels because they "age" faster relative to 30- and 53-gallon barrels. Ironclad ages its bourbon in 15-gallon barrels for 14 to 16 months. The company plans to fully transition to a combination of 30- and 53-gallon barrels, which it has already begun. By 2020, Ironclad would like to stop using 15-gallon barrels, thereby reducing its barrel cost substantially, as these smaller barrels cost just as much as the larger ones.

The distillery more than 2,700 gallons of bourbon currently aging in its barrel room. Its goal is to saturate Virginia's ABC (Alcoholic Beverage Control) stores, gain more shelf space, and gain positions in new stores. In addition, it would like to find a distributor to help expand into one additional state during 2019. In 2020, Ironclad hopes to move into additional states with this same distributor. However, in order to first penetrate the remaining Virginia ABC stores, Ironclad plans to expand its marketing efforts by setting up additional tastings and hiring more sales staff.

Business Model

Ironclad Bourbon is currently available in select Virginia ABC stores. It retails for $38.69 for a 375 ML bottle. Beginning in April 2019, the distillery plans to distribute its Maple Syrup Barrel Finished Bourbon through select Virginia ABC stores at a retail price of $45.99 for a 375 ML bottle.

Ironclad Distillery also generates revenue from branded merchandise sales (e.g. hats and t-shirts), barrel sales, private events, tastings, and retail sales through local Navy Exchange stores.

USER TRACTION

Since sales began in October 2016, Ironclad has sold out of inventory every month. As of December 2018, the distillery has sold over 13,000 bottles. In 2018, the company sold 6,141 bottles, including several batches of its new releases. Between October 2016 and December 2017, it sold 7,246 bottles. Bottle sales were limited by production, which Ironclad hopes to ramp up with the addition of more barrels, grain, and utilities purchased through funds from this offering.





The following is the current inventory aging in Ironclad's barrel room as of December 2018:

- **76** 15-gallon barrels
- **38** 30-gallon barrels
- **4** 53-gallon barrels

HISTORICAL FINANCIALS

Note: The financial statements for 2016 and 2017 that are attached as Exhibit A to the Form C have been reviewed by an independent CPA. The financial statements for 2018 have not been reviewed.

In 2018, Ironclad generated $264,591 in total revenue, up 83% year-over-year. 2017 revenue totaled $144,765, which was up from $51,535 in 2016.


Total Revenue
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18

In 2018, Ironclad's expenses (including costs of goods sold and operating expenses) totaled $314,101, up 98% year-over-year. Costs of goods sold (COGS) totaled $102,009 (~30%) and operating expenses totaled $269,654 (~70%). In 2017, expenses totaled $158,360.


Total Expenses
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18

In 2018, Ironclad generated a net operating loss of $49,510, compared to a net operating loss of $32,521 in 2017. The company generated a quarterly profit in Q3 2018, led by strong sales ($72,083). Ironclad's sales did increase further into Q4 2018 ($87,661), but it generated a net loss as more capital was spent to expand inventory, increase marketing, and make equipment repairs.



Distilled spirits gained market share relative to beer for the eighth consecutive year in 2017. In 2017, suppliers reported that distilled spirits sales rose by 4% year-over-year, with total sales worth $26.2 billion. Total volume rose 2.6% to 226 million cases, up 5.8 million cases from the prior year. Furthermore, the distilled spirits market has been primarily driven by growth in high-end premium and super premium products—bottles that retail for at least $20.[iv]



In 2017, vodka—the largest product category—accounted for almost one-third of total spirits volume, with 71.3 million cases sold. Total vodka sales generated $6.2 billion in revenue, up 3% year-over-year. Volume sales of American whiskey increased 6.4% year-over-year to 23.2 million cases sold in 2017, while revenue increased 8.1% to $3.4 billion. The high-end category (bottles retailing between $20 and $30) was the largest source of revenue for American whiskey, generating $2 billion (up 7.2% year-over-year), while the super-premium category (bottles retailing for over $30) generated $551 million (up 18% year-over-year).[v]

Local distilleries have contributed to the overall growth in the distilled spirits market. In 2017, the craft spirits industry generated $3.7 billion in retail sales, up 29.9% from the prior year. Overall volume reached nearly 7.2 million cases in 2017, up 23.7% from 2016. As of August 2018, there were 1,835 active craft distillers in the U.S., up 16% over the past 12 months. The largest concentrations of distilleries were primarily in the West, mostly in California, Washington, and Colorado, and in the South, mostly in Texas. The investments in craft distillery expansion have also increased. In 2017, total investment in the sector reached $593 million, up 49% from the $398 million invested in 2016.[vi]



As of August 2018, 92% of craft distillers were defined as small producers. Yet, because small distilleries produce a limited quantity of spirits—usually single batches at a time—they accounted for just 13% of the craft spirit cases sold in 2017. For these small distillers, generating revenue in-state is especially important, as home state sales represented 92% of their total sales. Out-of-state and international sales accounted for just 10% of their total business.[vii]

As of January 2018, Viriginia had 57 active distilleries, plus seven pending licensing, which represents an increase of 375% since 2012. According the Virginia Distiller's Association (VDA), these distillers' generated a statewide economic impact of $163 million in 2017, up 57% from the previous year. This includes roughly $60 million wages as well as more than $46 million in revenue generated by the 296,741 tourists that visited in 2017. The number of tourists and revenue generated by them both increased 55% year-over-year. Total spirits sales by Virginia distilleries reached $14.57 million in 2017, up 30% from the previous year. Additionally, the VDA projected that distillers would spend $85.7 million in capital investments between 2018 and 2020.[viii]

COMPETITORS

There are several notable bourbon producers in the U.S., including, but not limited to: Blanton's, Buffalo Trace, Bulleit®, Four Roses®, Jim Beam®, Knob Creek®, Maker's Mark®, and Woodford Reserve®.

Ironclad Distillery directly competes with several Virginia-based distillers that also sell their small-batch bourbon at Virginia ABC stores:

A. Smith Bowman: Founded in 1934, A. Smith Bowman started as a small, family-owned American distillery. The distillery produces small-batch whiskey, bourbon, rum, vodka, and gin.[ix] The distillery is now owned by the Sazerac

Company, which is the parent company for Buffalo Trace. Smith Bowman was founded in 1934 and was acquired by Buffalo Trace in 2003.[x] The Bowman Brothers Virginia Straight Bourbon retails for $29.99 (750 ml), and the John J Bowman Virginia Straight Bourbon retails for $47.99 (750 ml).[xi]

Dome & Spear Distillery: Founded by the McCauley family in 2014, Dome & Spear Distillery produces hand-crafted, small-batch bourbon whiskey. It is the first licensed distillery in Campbell County and is named after the old wrought iron "dome and spear" fencing that surrounds some historic buildings in the area. Dome & Spear uses locally grown Virginia corn and other American-sourced grains. Each batch is distilled twice and aged in new charred oak barrels. McCauley's Virginia Bourbon Whiskey retails for $36.99 (750 ml).[xii]

Filibuster Distillery: Founded in 2013, Filibuster produces a "Dual-Cask" Bourbon, which is aged in American oak casks and then finished in white-wine seasoned French oak barrels. The distillery also produces rye, gin, and other whiskey varieties.[xiii] The Filibuster Bourbon retails for $46.99 (750 ml) at the Virginia ABC store. [xiv] Filibuster also distributes its products across 18 U.S. states.[xv]

KO Distilling: Founded in 2013, KO Distilling released its first spirit—Bare Knuckle American Wheat Whiskey—in November 2016. Currently, its produces three varieties of gin and four whiskeys, including the Bare Knuckle Straight Bourbon Whiskey.[xvi] Its bourbon is made with 70% corn, 20% wheat, and 10% malted barley, all locally sourced, and is double-distilled and aged for at least two years in American White Oak barrels from Kentucky. A 750ml bottle of Bare Knuckle Bourbon Whiskey retails for $39.99.[xvii]

Reservoir Distillery: Founded in 2008, Reservoir Distillery produces bourbon, rye whiskey, and wheat whiskey. Its bourbon is made from 100% corn. The Distillery also produces several limited edition bourbons and collaborations with local breweries.[xviii] Reservoir Bourbon retails for $84.29 for a 750ml bottle or $42.19 for a 375ml bottle.[xix] Reservoir can be purchased through Virginia ABC stores and is distributed in several U.S. states.[xx]

EXECUTIVE TEAM



Stephen King, President: Stephen graduated from the University of Missouri with a bachelor's degree in Economics. His first job was as a foreman in one of U.S. Steel's mills. On his first day, he was put in charge of 75 men who, on average, were more than twice his age. When it became apparent that "old guard" companies that helped build this country were losing viability, he went to work for a progressive mini-mill in South Carolina, rising in the ranks to Assistant Superintendent. An opportunity arose for Stephen to move back to Pennsylvania to run a division of a copper tubing company, and he eventually managed each division from manufacturing to sales to executive management. Along the way, he spent three years as Director of all Copper Tubing operations in Mexico and earned an MBA from the University of Maryland.

Afterwards, Stephen and his family moved to Virginia and bought a restoration franchise repairing homes after floods and fires. During this time, he became interested in seeing what it would take to make bourbon, a product that his family loved. After visiting several distilleries and extensively researching the growing popularity of craft distilleries, he enlisted the help of his youngest son to begin making bourbon. After 10 years of restoring homes, he sold the business and dedicated his time to making great tasting, high-quality bourbon.



Owen King, Chief Operating Officer: Owen wrestled and played football in high school in Pennsylvania and was recruited by Millersville University to play defensive end, where he earned a bachelor's degree in Communications. Following college, and after a brief stint working in Nantucket, Owen moved to Virginia to join his father's business and be closer to friends and family. He shares the family love of bourbon, and when the opportunity to get involved in making bourbon presented itself, he immersed himself in books and distillery visits. He loves talking about, making, and drinking bourbon.



Kara King, Chief Marketing Officer: Kara was homecoming queen of her high school, played soccer and volleyball, and never failed to do everything creatively. After visiting several American University campuses, she opted for the American University of Paris (France). She spent four years soaking up the European culture and graduated with a degree in Journalism. Upon her return to the U.S., she went to work for Liz Claiborne and eventually Vincent Partners in New York City. An opportunity came for Kara to move to Los Angeles to work for Lucky Brand Jeans, and, later, another opportunity took her to Lands' End in Wisconsin and then back to NYC to work with LOFT. But the allure of bourbon overtook her, and she joined her father and brother to make bourbon. Recently, she was elected to a two-year term as Vice President of the Virginia Distillers Association.

INVESTMENT TERMS

Security Type: Series Seed II Preferred Stock
Round Size: Min: $50,008.07 **Max**: $534,992.52
Price per Share: $9.29
Pre-money Valuation: $2.5 million
Liquidation Preference: 1x
Conversion Provisions: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends, and the like) at any time at the option of the holder.

PRESS

Whiskey Vault: Whiskey Review: Ironclad Bourbon
Virginian-Pilot: Ironclad Distillery releases a sweet, savory, new bourbon
Daily Press: Ironclad Distillery to open tasting room in downtown Newport News
Williamsburg Yorktown Daily: This area family is living the dream, and it's filled with bourbon
VEER Magazine: Getting into the spirits
Distinction Magazine: Bourbon from the state's newest distillery has a saltybite that's distinctly Tidewater

---

[i] http://www.distillerytrail.com/blog/the-complete-list-american-distilling-institutes-2017-award-winners/
[ii] https://www.distilledspirits.org/news/distilled-spirits-council-reports-record-spirits-sales/
[iii] http://dsihiv6ixzmam.cloudfront.net/pdf/2018_Craft%20Spirits%20Data%20Project_092418%20FINAL.pdf
[iv] http://www.discus.org/distilled-spirits-council-reports-record-spirits-sales/?CategoryId=2
[v] https://www.distilledspirits.org/wp-content/uploads/2018/03/Distilled_Spirits_Council_Annual_Economic_Briefing_Feb_1_2018_Final.pdf
[vi] http://dsihiv6ixzmam.cloudfront.net/pdf/2018_Craft%20Spirits%20Data%20Project_092418%20FINAL.pdf
[vii] http://dsihiv6ixzmam.cloudfront.net/pdf/2018_Craft%20Spirits%20Data%20Project_092418%20FINAL.pdf

[viii] http://www.virginiaspirits.org/wp-content/uploads/2018/01/The-Economic-Impact-of-Virginias-Distilled-Spirits-Industry-Facts-and-Figures.pdf

[ix] http://www.virginiaspirits.org/trail/smith-bowman-distillery/

[x] http://modernthirst.com/2014/06/09/bourbon-review-virginia-gentleman-small-batch/

[xi] https://www.abc.virginia.gov/products/bourbon#/search?f:views%3D%5BVirginia-Made%5D

[xii] https://www.abc.virginia.gov/products/bourbon/mccauleys-virginia-bourbon-whiskey#/product?productSize=0

[xiii] http://filibusterbourbon.com/2018/spirits/

[xiv] https://www.abc.virginia.gov/products/bourbon#/search?f:views%3D%5BVirginia-Made%5D

[xv] http://filibusterbourbon.com/2018/our-legacy/

[xvi] http://www.kodistilling.com/ko-distilling-spirits/

[xvii] https://www.abc.virginia.gov/products/bourbon/bare-knuckle-straight-bourbon-whiskey#/product?productSize=0

[xviii] http://www.reservoirdistillery.com/our-whiskeys/

[xix] https://www.abc.virginia.gov/products/bourbon#/search?f:views%3D%5BVirginia-Made%5D

[xx] http://www.reservoirdistillery.com/where-to-buy

Exhibit C
Series Seed II Offering Term Sheet

TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED STOCK OF IRONCLAD DISTILLERY, INC.

February 12, 2019

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of Ironclad Distillery, Inc., a Virginia corporation (the "***Company***"). Except for the section entitled "Binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed II Preferred Stock of the Company (the "***Series Seed***").
Aggregate Proceeds:	$534,992.52 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers***
Price Per Share:	Price per share (the "***Original Issue Price***"), based on a pre-money valuation of $2,500,784.39
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed II, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Holders of Series Seed II Preferred Stock of the Company will vote together with the holders of Common Stock and Series Seed I Preferred Stock on all matters coming before the stockholders on an as converted basis, which means that each share of Series Seed II Preferred Stock will initially equate to one vote. Approval of a majority of the Series Seed II Preferred Stock is required to (i) adversely change rights of the Series Seed II Preferred Stock; (ii) authorize a new series of Preferred Stock having rights senior to the Series Seed II Preferred Stock; (iii) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (iv) declare or pay any dividend; or (v) liquidate or dissolve, including any change of control.
Documentation:	Documents will be identical to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet.
Financial Information:	Purchasers who have invested at least $50,000 ("***Major Purchasers***") will receive standard information and inspection rights.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed II will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).
Proxy Voting	The purchaser appoints MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed II Preferred Stock of the Company

Binding Terms: For a period of thirty days, the Company shall not solicit offers from other parties for any financing. Without the consent of Purchasers, the Company shall not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.

COMPANY: IRONCLAD DISTILLERY INC.

PURCHASERS:

_____

_____

Name: _____

Name: _____

Title: _____

Title: _____

Date: _____

Date: _____

IRREVOCABLE PROXY TO VOTE STOCK OF

IRONCLAD DISTILLERY, INC.

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of Ironclad Distillery, Inc., a Virginia corporation (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints MicroVenture Marketplace Inc. (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed II Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 13.1 of the Virginia Stock Corporation Act), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: _____

_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____

Exhibit D

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Board of Directors of
IRONCLAD DISTILLERY, INC.
124 23rd St., Newport News, VA 23607

Ladies and Gentlemen:

The undersigned understands that Ironclad Distillery, Inc., a Virginia corporation (the "Company"), is offering up to Fifty Seven Thousand, Five Hundred Eighty Eight (57,588) shares of Series Seed II Preferred Stock (the "Securities") in a Regulation CF Offering at a price per Security of Nine Dollars and Twenty Nine Cents ($9.29) for an aggregate capital raise of up to Five Hundred Thirty Four Thousand, Nine Hundred Ninety Two Dollars and Fifty Two Cents ($534,992.52); provided, however that investors that purchase the first Sixteen Thousand, One Hundred Forty Six (16,146) shares of Series Seed II Preferred Stock and thereby fund the first One Hundred Fifty Thousand Dollars ($150,000) will benefit from a twenty-five percent (25%) discount and pay a purchase price of Six Dollars and Ninety Seven Cents ($6.97). This Offering is made pursuant to the Form C, dated February 12, 2019 as the same may be amended or supplemented (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) and Regulation CF of the Securities Act and Title III under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **THE CLOSING**. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on April 22, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. **PAYMENT FOR SECURITIES**. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of Virginia, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED**. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

    i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) <u>Restrictions on Transfer or Sale of Securities</u>.

    i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

    iii.   The undersigned agrees: that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE UNDERSIGNED AND THE COMPANY**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

a) <u>Filing of Restated Charter</u>. The Company shall have filed with the State Corporation Commission of the Commonwealth of Virginia the Amended and Restated Articles of Incorporation of the Company in the form of **Exhibit A** to this Agreement that will create the Securities being sold hereunder having the rights described in the Form C.

b) <u>Representations and Warranties</u>. The representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

c) <u>Target Amount</u>. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target amount specified in the Form C and at the time of the Closing, the Company shall have received into the escrow account established with MicroVenture Marketplace, Inc. and the escrow agent in cleared funds, and is accepting, subscriptions for the Securities having an aggregate investment amount of at least the target amount specified in the Form C.

8. **OTHER AGREEMENTS**.

    (a)   <u>Information Rights</u>. The Company will furnish to the undersigned if the undersigned has invested at least Fifty Thousand Dollars ($50,000) in this offering and has thereby become a Major Investor (a "**Major Investor**") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

(b)   Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Major Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of shares of a competitor. Each Major Investor agrees that such Major Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Investor's investment in the Company.

(c)   Inspection Rights. The Company shall permit each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Investor.

(d)   Additional Rights. In the event that the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") which have (a) rights, preferences or privileges that are more favorable than the terms of the Securities, such as price based anti-dilution protection; or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the undersigned with respect to the Securities (with appropriate adjustment for economic terms or other contractual rights, subject to undersigned's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "**Next Financing Documents**"). Any Major Investor will remain a Major Investor for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by the undersigned, the provisions of this Section 8 shall be amended and restated by and into such Next Financing Documents.

(e)   Participation Right.

(i)   General. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 8(e)(ii) below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor's "**Pro Rata Share**" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

(ii)   New Securities. "**New Securities**" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "**Board**"); (e) shares of the Company's Series Seed II Preferred Stock issued pursuant to this offering; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement or offering statement (under Regulation A) filed under the Securities Act.

(iii)   Procedures. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Investor a written notice of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 8(e). Each Major Investor shall have ten (10) days from the date such Notice is

effective, as determined pursuant to Section 8(e) based upon the manner or method of notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

(iv)   Failure to Exercise. If the Major Investors fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Investors. If the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Investors pursuant to this Section 8(e).

9. **OBLIGATIONS IRREVOCABLE**. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. **WAIVER, AMENDMENT**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **ASSIGNABILITY**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. **WAIVER OF JURY TRIAL**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **SUBMISSION TO JURISDICTION**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Newport News, Virginia, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. **GOVERNING LAW**. This Subscription Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to conflict of law principles thereof.

16. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. **COUNTERPARTS**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Ironclad Distillery, Inc. 124 23rd St., Newport News, VA 23607 Attention: Stephen King
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. **BINDING EFFECT**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **SURVIVAL**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. **NOTIFICATION OF CHANGES**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. **SEVERABILITY**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this [DAY] OF [MONTH], 2019

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Ironclad Distillery, Inc.
By_____ Name: Title:

EXHIBIT A

Restated Charter

See Exhibit E to Form C

Exhibit E
Amended and Restated Charter

IRONCLAD DISTILLERY, INC.

AMENDED AND RESTATED ARTICLES OF INCORPORATION

Ironclad Distillery, Inc., (the "**Corporation**") a corporation organized and existing under and by virtue of the laws of the Commonwealth of Virginia, does hereby certify as follows.

1.   The name of this Corporation is Ironclad Distillery, Inc. and that the original Articles of Incorporation of the Corporation were filed with the Commonwealth of Virginia's State Corporation Commission on May 22, 2014.

2.   These Amended and Restated Articles of Incorporation have been duly approved by the Unanimous Written Consent of the Board of Directors of the Corporation in lieu of a meeting, dated [_____], 2019, and by the Written Consent of (i) the holders of a majority of the Corporation's issued and outstanding Common Stock, dated [_____], 2019 and(ii) the holders of a majority of the Corporation issued and outstanding Series Seed Preferred Stock [_____], 2019, all in accordance with the provisions of Section 13.1-707 of the Virginia Stock Corporation Act (as the same exists or may hereafter be amended from time to time, the "VSCA").

3.   The provisions of the Articles of Incorporation of the Corporation as heretofore amended and/or supplemented are hereby restated, integrated and further amended to read in its entirety as follows:

ARTICLE I: NAME

The name of this corporation is IRONCLAD DISTILLERY, INC. (the "**Corporation**")

ARTICLE II: PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the laws of the Commonwealth of Virginia.

ARTICLE III: REGISTERED AGENT AND OFFICE

The address of the registered office of the Corporation in the Commonwealth of Virginia is 5101 Cleveland Street, Suite 200, City of Virginia Beach, County of Princess Anne, Commonwealth of Virginia 23462, and the name of the registered agent of the Company in the Commonwealth of Virginia at such address is Harry W. Jernigan, III.

ARTICLE IV: AUTHORIZED SHARES

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) Five Hundred Thousand (500,000) shares of Common Stock, $0.0001 par

value per share ("**Common Stock**"), and (b) One Hundred Thirty Two Thousand, Five Hundred Eighty Eight (132,588) shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"). For the avoidance of doubt, the term "Preferred Stock" includes Series Seed I Preferred Stock and Series Seed II Preferred Stock (each as defined below).

As of the effective date of this Amended and Restated Articles of Incorporation (this "**Amended and Restated Articles**"), Seventy-Five Thousand (75,000) shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed I Preferred Stock**" and Fifty Seven Thousand, Five Hundred Eighty Eight (57,588) shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed II Preferred Stock.**"

A.   **COMMON STOCK**

1.   **GENERAL**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2.   **VOTING**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Amended and Restated Articles that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Amended and Restated Articles or pursuant to the VSCA. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Articles) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

B.   **PREFERRED STOCK**

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed I Preferred Stock and Series Seed II Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1.   **LIQUIDATION, DISSOLUTION OR WINDING UP; CERTAIN MERGERS, CONSOLIDATIONS AND ASSET SALES**.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed I Preferred Stock and Series Seed II Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Series Seed I Preferred Stock or

Series Seed II Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed I Preferred Stock and Series Seed II Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Series Seed I Preferred Stock and Series Seed II Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Series Seed I Preferred Stock and Series Seed II Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed I Preferred Stock and Series Seed II Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Original Issue Price**" shall mean $6.50 per share for the Series Seed I Preferred Stock and $9.29 per share for the Series Seed II Preferred Stock.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed I Preferred Stock and Series Seed II Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock voting as a single class on an as-converted basis, the "**Requisite Holders**" elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; _provided_ that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Allocation of Escrow.   In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3   Amount Deemed Paid or Distributed.   The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **VOTING**.

2.1   General.   On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Amended and Restated Articles, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2   Series Seed I Preferred Stock Protective Provisions. At any time when at least twenty five percent (25%) of the initially issued shares of Series Seed I Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Amended and Restated Articles) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the Series Seed I Preferred Stock set forth in the articles of incorporation of the Corporation, as then in effect, in a way that adversely affects the Series Seed I Preferred Stock;

(b) increase the number of authorized shares of capital stock of the Corporation;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Amended and Restated Articles of the Corporation, as then in effect, that are senior to or on a parity with Series Seed I Preferred Stock;

(d) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service as approved by the Board of Directors;

(e) change the number of directors of the Corporation; or

(f) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.2.

2.3 <u>Series Seed II Preferred Stock Protective Provisions</u>. At any time when at least twenty five percent (25%) of the initially issued shares of Series Seed II Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Amended and Restated Articles) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the Series Seed II Preferred Stock set forth in the articles of incorporation of the Corporation, as then in effect, in a way that adversely affects the Series Seed II Preferred Stock;

(b) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Amended and Restated Articles of the Corporation, as then in effect, that are senior to the Series Seed II Preferred Stock;

(c) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service as approved by the Board of Directors;

(d)   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.   **CONVERSION**. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "**Contingency Event**"). Such notice shall state such holder's

name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the

Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

    3.7 <u>Adjustment for Reclassification, Exchange and Substitution</u>. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (<u>other</u> <u>than</u> by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

    3.8 <u>Adjustment for Merger or Consolidation</u>. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

    3.9 <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of

Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 <u>Mandatory Conversion</u>. Upon either (a) the closing of the sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (or a qualified offering statement under Regulation A of the Securities Act, as amended) or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 <u>Procedural Requirements</u>. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Amended and Restated Articles, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4.   **DIVIDENDS**. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5.   **REDEEMED OR OTHERWISE ACQUIRED SHARES**. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6.   **WAIVER**. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7.   **NOTICE OF RECORD DATE**. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least twenty (20) days prior to the earlier of the record date or effective date for the event specified in such notice.

8.   **NOTICES.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the VSCA, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: BYLAW PROVISIONS

A. **AMENDMENT OF BYLAWS**. Subject to any additional vote required by the Amended and Restated Articles or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. **NUMBER OF DIRECTORS**. Subject to any additional vote required by the Amended and Restated Articles, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. **BALLOT**. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. **MEETINGS AND BOOKS**. Meetings of stockholders may be held within or without the Commonwealth of Virginia, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the Commonwealth of Virginia at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VII: DIRECTOR LIABILITY

A. **LIMITATION**. No director or officer shall be personally liable to the Corporation or any of its stockholders for damages for any breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of the VSCA. Any repeal or modification of this Article VIII by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of officer of the Corporation for acts or omissions prior to such repeal or modification.

B. **INDEMNIFICATION**. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the VSCA as such statutes may be amended from time to time.

C. **MODIFICATION**. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director,

officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation this [__] day of [_____], 2019.

IRONCLAD DISTILLERY, INC.

By:_____
Name:
Title:

Exhibit F
Video Transcript

Stephen King:	Well, it's a family business. That's number one. Our goal has been to make the best bourbon we can make. We're not trying to be all things to all people. We just want to be the distillery that is known for making great bourbon.
Owen King:	We believe that we're going to stick to our guns and only ever make bourbon. It does allow us to do many different ages of different kinds, of different versions of our bourbons. And thanks to our last crowdfunding campaign we now produce over 450 gallons of bourbon each month. That's half a million old-fashioneds a year. That's a big jump forward from where we came from of only doing less than a hundred gallons a month for only 40 ABC stores here in Virginia. We're now in two new states and selling directly to the military. So we have definitely grown thanks to the previous investment.
Owen King:	So with this equity crowdfunding campaign this allows us to run our stills more and allows us to build more product and have the potential of having an even wider variety of different bourbons that we can release. It gives us an opportunity to have more finishing barrels, more barrels that can go and age longer, which is what we really want to get to.
Owen King:	So with your investment you'll be funding our next part of our bourbon journey.
Kara King:	Currently we're aging 2,700 gallons of whiskey right now. And our ambition is to find a home for each drop, every drop of that. With this equity crowdfunding we'll be able to hire a dedicated sales team that can pound the pavement and pitch Ironclad to restaurants and bars and new stores in Virginia so we can really get the name out there. We also want to use the equity crowdfunding campaign to expand our tasting room, which hasn't even been open a year, but we're already growing out of it.
Kara King:	With your help we can start doing all this now. Help us fund the next exciting part of our journey.